October 29, 2004


Mail Stop 0409

John J. Haley
President and Chief Executive Officer
Watson Wyatt & Company Holdings
1717 H Street NW
Washington, DC 20006-3900

Re:	Watson Wyatt & Company Holdings
	Form 10-K for the year ended June 30, 2004
File No. 001-16159

Dear Mr. Haley:

We have reviewed your filing and have the following comments. We have limited our review to Selected Financial Data, Management`s Discussion and Analysis and the Financial Statements and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Fiscal Year Ended June 30, 2004, Compared to Fiscal Year Ended June
30, 2003

Revenue, page 29
1. Advise us and disclose in future filings why consultant time spent customizing administration systems has been excluded from revenue.

Capital Commitments, page 35
2. In future filings, discuss whether or not you anticipate that the expected increase in expenditures represents a continued upward trend and why.

Off-Balance Sheet Arrangements and Contractual Obligations

Guarantees, page 36

Affiliate Agreements
3. In future filings, clarify what is meant by Watson Wyatt LLP`s option to return the leased space. Is the Company guaranteeing
Watson Wyatt LLP`s lease payments to a third-party, or is the Company sub-letting the space to Watson Wyatt LLP?

Consolidated Financial Statements

Consolidated Statements of Operations
4. Please supplementally advise us if you have recognized any revenue as a result of the sale of software or technology products in connection with your consulting engagements. If so, what consideration have you given to Rule 5-03 of Regulation S-X, which requires the amount of product revenue recognized to be stated separately.


Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies
5. Expand your disclosure in future filings to discuss when revenue is recognized under both fixed fee and time and materials engagements. For fixed fee engagements, disclose if you recognize revenue based upon the percentage of completion, achievement of certain milestones, or other method. Also disclose how billable rates are determined, if the terms of contracts can be changed and whether or not you have historically experienced cost overruns. These disclosures should also be added to the discussion of revenue recognition in the MD&A.
6. Supplementally advise us why significant engagements in the Technology Solutions Group are the only projects that are periodically reviewed for estimates to complete.
7. We note that you develop various software programs and technologies for clients in conjunction with your consulting services. Supplementally advise us how you have evaluated the provisions of SOP 97-2 for engagements that involve the licensing, selling or leasing of your software products.

Foreign Currency Translation, page 52
8. You state that gains and losses from foreign currency transactions are recognized currently in the Consolidated Statements of Operations. However, there is no indication as to which line item includes this. Revise in future filings to clarify.

Note 2 - Initial Public Offering and Common Stock, page 55
9. Explain to us why the number of shares repurchased in April 2004 and the related dollar amount do not match the Consolidated Statement of Changes in Stockholders` Equity.

Note 4 - Investments in Affiliates, page 56
10. In your discussion of variable interest entities, you state that FIN 46(R) requires consolidation by the primary beneficiary where there is a controlling financial interest in a variable interest entity. This definition appears to contradict paragraph 2 of FIN 46(R), since one of the characteristics of a VIE is that equity investors lack a controlling interest. Please revise the disclosure as necessary.
11. Note 4 states that the Company has evaluated each of its equity investments under FIN 46(R). Clarify to us whether any of the Company`s consolidated subsidiaries or affiliates, such as Wellspring or GRS, have been evaluated under FIN 46(R).


Note 6 - Retirement Benefits, page 58
12. Explain to us why the reconciliation beginning and ending balances of projected benefit obligation includes settlements, while the reconciliation for fair value of plan assets does not.


Note 10 - Employee Stock Plans and Equity

Dividends, page 72
13. Please expand your disclosure in future filings to include the pertinent provisions of your debt covenants that restrict the payment of dividends. Also disclose the amount of retained earning or net income that is restricted or free of restrictions. Refer to Rule 4-08 of Regulation S-X.

Note 12 - Income Taxes, page 74
14. Identify to us the change in accounting method that resulted in the adjustment to deferred income tax assets in 2003.

Note 13 - Segment Information, page 76
15. In the reconciliation of information reported by segment to the consolidated amounts, you refer to differences in allocation methods. Supplementally explain to us and disclose in future filings what causes these differences.
16. Supplementally advise us of the nature of the net valuation differences in the reconciliation of segment receivables to consolidated assets.


Note 14 - Commitments and Contingent Liabilities, page 79
17. Under the subheading "Legal Proceedings", you disclose that all pending claims will not have a material effect on the company. However, you also disclose that your are still investigating the claim relating to the "Client Demand Letter", which seeks damages of $35 million. Paragraph 10 of SFAS 5 requires disclosures for all contingencies, for which there is at least a reasonable possibility that a loss may have been incurred, regarding the estimated loss, or possible range of losses, or that an estimate cannot be made relating to each disclosed proceeding. Tell us what consideration you gave to the disclosure requirements of paragraph 10 of SFAS 5.


Note 16 - Discontinued Operations, page 81
18. Clarify the nature of the guarantees of the Wellspring leases. For example, are there guarantees of the residual value of leased assets or are all guarantees related to the payment of rent?
19. Clarify as to whether the Wellspring leases are included in the Company`s disclosure of Contractual Cash Obligations on page 35. If the Wellspring leases are not in the disclosure of lease commitments, clarify to us the basis for their exclusion.
20. In future filings further disclose the terms of the sub-leases and indicate how long the positive cash flow is expected to last.
21. Supplementally explain to us and expand your disclosure of the discontinued operations of Wellspring. Indicate whether the entity has been wound down or whether the Company sold its interest in Wellspring to another entity.

Note 18 - Professional Consultants Insurance Company (PCIC) Other Non-operating Gain, page 82
22. Expand upon the disclosure of the Company`s relationship with PCIC and the obligation to PCIC. Factors to consider include:
* The determination of which obligations to PCIC are liabilities and which are requirements for capital funding.
* The amount of the Company`s obligation prior to the credit.
* A description of the causes of PCIC`s historical loss experience (i.e. the reasons that the obligation existed).
* Discuss how and why PCIC received benefits from the stop loss policy.
* Discuss how the allocation of benefits from the stop loss policy to the Company was determined. For example, was this based on ownership percentage or the amount of premiums to be paid?


Exhibits
23. Please explain to us why certifications located at exhibits 31.1 and 31.2 do not directly parallel language specified in Item 601 of Regulation S-K.
24. Item 601 of Regulation S-K also requires the Company`s Code of Ethics to be included as an exhibit in form 10-K. On page 17, you mention that you have adopted a Code of Business Conduct and Ethics. Explain to us why this has not been included as an exhibit.

*    *    *    *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your proposed revisions and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

?	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

?	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William Demarest, Staff Accountant, at (202) 824-5539 or me, at (202) 942-1960 if you have questions regarding comments on the financial statements and related matters.



						Sincerely,



Linda van Doorn
Senior Assistant Chief Accountant


Watson Wyatt & Company Holdings
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